Exhibit 99.3

SOPHiA GENETICS Reports Third Quarter 2025 Results and Increases 2025 Revenue Guidance
BOSTON, United States and ROLLE, Switzerland, November 4, 2025 — SOPHiA GENETICS (Nasdaq: SOPH), a global leader in AI-driven precision medicine, today reported financial results for the third quarter ended September 30, 2025.
Third Quarter 2025 Financial Results
•Revenue was $19.5 million, up 23% year-over-year
•Gross margin was 66.3% on a reported basis and 73.1% on an adjusted basis, compared to 67.2% reported and 73.1% adjusted in the prior year period
•Net IFRS loss was $20.0 million, up 9% year-over-year; Adjusted EBITDA loss was $10.2 million, up 8% year-over-year; Excluding the impact of elevated Swiss social charges on equity-based compensation following share price appreciation, adjusted EBITDA loss would have been $8.8 million, representing a 13% year-over-year improvement

2025 Financial Outlook
•Full year revenue is now expected to be in the range of $75 to $77 million, representing year-over-year growth of 15% to 18%. This compares to the prior range of $72 to $76 million.
•Adjusted EBITDA loss is now expected to be between $39 and $41 million, which includes the impact of the Swiss social charges on equity-based compensation as well as the appreciation of the Swiss Franc relative to the U.S. Dollar and its impact on our costs.

"Q3 was an excellent quarter for SOPHiA GENETICS, with revenue growth accelerating for a third consecutive quarter to 23% as new business continues to come online,” said Jurgi Camblong, PhD., Chief Executive Officer and Co-founder. “We also demonstrated strong operating leverage as platform scalability and rigorous cost discipline resulted in a year-over-year adjusted EBITDA loss improvement when excluding the impact of elevated Swiss social charges on equity-based compensation.”

Camblong added, “Looking ahead, new business momentum remains strong. We signed an impressive cohort of 31 new customers in Q3, with an average contract value of those new signings up 180% year-over-year. We also delivered strong growth in the U.S., drove broad adoption of our Liquid Biopsy offering, and refreshed our momentum with BioPharma customers. Our AI-powered precision medicine platform, SOPHiA DDMTM, perfectly positions us to take advantage of growing market demand and deliver future growth.”

Third Quarter 2025 Business Highlights

Expanding usage of SOPHiA DDMTM with existing customers
•Performed a record 99,000 analyses on SOPHiA DDMTM, representing 9% year-over-year volume growth
•Reached 488 core genomics customers as of September 30, 2025, up from 462 customers at the end of Q3 2024
•Delivered strong growth in APAC and NORAM, with 35% and 26% year-over-year analysis volume growth, respectively
•Expanded to additional application areas at multiple top-ranked institutions in Q3, including Gustave Roussy in Paris, France adding multiple new Solid Tumor applications; Tulane University in New Orleans, U.S. adopting an additional HemOnc application; and New South Wales Health Pathology in Australia adding new applications in Solid Tumors

Landing new SOPHiA DDMTM customers to fuel future growth
•Landed an impressive 31 new customers in Q3 2025 who will implement SOPHiA DDMTM and begin generating revenue over the next twelve months, up from 22 new customers signed in Q3 2024
•Continued to demonstrate our ability to win larger accounts as the average contract value of new signings increased by 180% year-over-year
•Signed major new customers across geographies, including the Nice University Hospital in France who is adopting MSK-ACCESS® powered with SOPHiA DDMTM; Clinica MEDS in Chile, who is adopting

Rare Disorder applications; and the American University of Beirut, who is adopting MSK-IMPACT® Flex powered with SOPHiA DDMTM

Driving strong business growth in the U.S. market
•Delivered 30% year-over-year revenue growth in the U.S.
•Signed major new customers, including Baylor Scott & White Health in Texas who is adopting SOPHiA DDMTM for HemOnc and Geisinger Health System in Pennsylvania who is adopting Pharmacogenomics applications

Accelerating growth with new applications
•Recently signed major new customers to the Liquid Biopsy application MSK-ACCESS® powered with SOPHiA DDMTM, including Sunnybrook Health Sciences Center in Toronto, Canada and Health Services Laboratory in London
•Signed a total of 60 customers signed-to-adopt MSK-ACCESS® powered with SOPHiA DDMTM, with the majority expected to complete implementation and begin generating revenue over the next 3 - 6 months
•Launched SOPHiA DDMTM Digital Twins, an AI-powered research technology that creates dynamic, virtual representations of individual patients to simulate potential outcomes and help oncologists make better treatment decisions

Leveraging SOPHiA DDMTM to deliver value to BioPharma partners
•Announced major partnerships with Myriad Genetics in the U.S. and A.D.A.M. Innovations (previously “Genesis Healthcare”) in Japan to develop MSK-ACCESS® powered with SOPHiA DDMTM into a regulated, global companion diagnostic (CDx) assay
•Signed two major new partnerships with AstraZeneca in Q3 to (1) develop an optimized next generation sequencing (NGS) solution that leverages SOPHiA GENETICS's AI algorithms to detect genetic mutations in the PIK3CA/AKT1/PTEN pathway and (2) leverage SOPHiA GENETICS's multimodal AI Factories to generate evidence on the efficacy, value, and real-world impact of therapies for breast cancer

Growing sustainably by maintaining an obsession with operational excellence
•Achieved a 73.1% adjusted gross margin in Q3 by continuing to optimize compute costs and leverage the scale of the cloud-native SOPHiA DDMTM platform
•Continuous rigorous cost discipline and improved adjusted EBITDA loss by 13% year-over-year to $8.8 million after excluding the impact of elevated Swiss social charges on equity-based compensation (an expense this quarter of $1.3 million compared to a benefit of $0.7 million in Q3 2024)
•The Company reaffirms commitment to profitable growth and expects to be approaching adjusted EBITDA breakeven by the end of 2026 and crossing over to positive adjusted EBITDA in the second half of 2027

Earnings Call and Webcast Information
SOPHiA GENETICS will host a conference call and live webcast to discuss the third quarter 2025 results on Tuesday, November 4, 2025, at 8:00 a.m. (08:00) Eastern Time / 2:00 p.m. (14:00) Central European Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website, ir.sophiagenetics.com. Additionally, an audio replay of the conference call will be available on the SOPHiA GENETICS website after its completion.

Non-IFRS Financial Measures

Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted gross margin (non-IFRS measure) to gross margin (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses that are necessary for such reconciliation. In addition, the Company does not provide a reconciliation of forward-looking adjusted operating loss (non-IFRS measure) to operating loss (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses and intangible assets, share-based compensation expenses, the non-cash portion of pensions paid in excess of actual contributions, certain transaction costs and litigation expenses that are necessary for such reconciliation.

To provide investors with additional information regarding the company’s financial results, SOPHiA GENETICS has disclosed here and elsewhere in this earnings release the following non-IFRS measures:

•Adjusted gross profit, which the company calculates as revenue minus cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit margin, which the company calculates as adjusted gross profit as a percentage of revenue;
•Adjusted operating loss, which the company calculates as operating loss adjusted to exclude amortization of capitalized research and development expenses, amortization of intangible assets, share-based compensation expense, the non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense, certain transaction costs and litigation expenses.
•Adjusted EBITDA, which the company calculates as loss for the period before depreciation, amortization, interest income, interest expense, fair value adjustments on warrant obligations, foreign exchange (losses) gains, net, income tax (expense) benefit, share-based compensation expense, non-cash pension expenses, certain transaction costs and litigation expenses.

These non-IFRS measures are key measures used by SOPHiA GENETICS management and board of directors to evaluate its operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, the company believes that these non-IFRS measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of SOPHiA GENETICS’ results as reported under IFRS. Some of these limitations are:
•These non-IFRS measures exclude the impact of depreciation. Although depreciation is a non-cash charge, the assets being depreciated may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of interest expense. Interest expense will continue to be for the foreseeable future a recurring expense based on the company’s financial liabilities;
•These non-IFRS measures exclude the impact of interest income. Interest income will continue to be for the foreseeable future recurring income based on the company’s financial assets;
•These non-IFRS measures exclude the impact of income taxes. Income taxes will continue to be for the foreseeable future a recurring expense incurred in the various jurisdictions in which the company operates;
•These non-IFRS measures exclude the impact of foreign exchange gains (losses),net. Foreign exchange gains and losses will continue to be for the foreseeable future a recurring expense incurred as the company participates in transactions outside of the company’s functional currency;
•These non-IFRS measures exclude the impact of fair value adjustments of warrant obligations. Fair value adjustments on warrant obligations will continue to be for the foreseeable future a recurring expense incurred as the company has outstanding warrant obligations;
•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Amortization of these assets will continue to be for the foreseeable future a recurring expense incurred as the Company continues to invest in developing revenue-generating products through research and development. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business;
•These non-IFRS measures exclude the impact of certain capital markets transaction costs. These costs may occur from time to time in the future as needed to complete the transactions;
•These non-IFRS measures exclude the impact of litigation expenses related to the company's defense of lawsuits filed by Guardant Health. These expenses are expected to continue for the duration of the litigation and may increase in future periods;and

•Other companies, including companies in the company’s industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue
SOPHiA GENETICS operates internationally, and its revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on the company’s customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When the company uses the term “constant currency”, it means that it has translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
The company’s management and board of directors use constant currency revenue growth to evaluate growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of customer acquisition efforts and land-and-expand strategy. Accordingly, it believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating revenue growth in the same manner as the management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of its revenue and could significantly impact performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a cloud-native healthcare technology company on a mission to expand access to data-driven medicine by using AI to deliver world-class care to patients with cancer and rare disorders across the globe. It is the creator of SOPHiA DDM™, a platform that analyzes complex genomic and multimodal data and generates real-time, actionable insights for a broad global network of hospital, laboratory, and biopharma institutions. For more information, visit SOPHiAGENETICS.COM and connect with us on LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding SOPHiA GENETICS future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on SOPHiA GENETICS’ management’s beliefs and assumptions and on information currently available to the company’s management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in the company’s filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of its date. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in the company’s expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor and Media Contact:
Kellen Sanger
IR@sophiagenetics.com
media@sophiagenetics.com

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenue	$19,462	$15,853	$55,564	$47,440
Cost of revenue	(6,555)	(5,199)	(18,179)	(15,605)
Gross profit	12,907	10,654	37,385	31,835
Research and development costs	(8,067)	(7,874)	(25,678)	(25,223)
Selling and marketing costs	(8,670)	(7,306)	(26,238)	(21,515)
General and administrative costs	(13,889)	(10,880)	(37,790)	(34,288)
Other operating (loss) income, net	(143)	43	(69)	67
Operating loss	(17,862)	(15,363)	(52,390)	(49,124)
Interest income	622	855	1,491	2,707
Interest expense	(1,663)	(588)	(2,881)	(1,232)
Fair value adjustments on warrant obligations	(607)	182	(587)	266
Foreign exchange (losses) gains, net	131	(3,394)	(3,546)	655
Loss before income taxes	(19,379)	(18,308)	(57,913)	(46,728)
Income tax expense	(642)	(130)	(1,907)	(607)
Loss for the period	(20,021)	(18,438)	(59,820)	(47,335)
Attributable to the owners of the parent	(20,021)	(18,438)	(59,820)	(47,335)

Basic and diluted loss per share	$(0.30)	$(0.28)	$(0.89)	$(0.72)

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Loss for the period	$(20,021)	$(18,438)	$(59,820)	$(47,335)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss
Currency translation adjustments	(366)	6,990	11,230	(2,149)
Total items that may be reclassified to statement of loss	(366)	6,990	11,230	(2,149)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	152	(173)	251	(231)
Total items that will not be reclassified to statement of loss	152	(173)	251	(231)
Other comprehensive (loss) income for the period	$(214)	$6,817	$11,481	$(2,380)
Total comprehensive loss for the period	$(20,235)	$(11,621)	$(48,339)	$(49,715)
Attributable to owners of the parent	$(20,235)	$(11,621)	$(48,339)	$(49,715)

SOPHiA GENETICS SA
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$81,610	$80,226
Accounts receivable	8,455	7,436
Inventory	6,680	5,868
Prepaids and other current assets	6,735	5,875
Total current assets	103,480	99,405
Non-current assets
Property and equipment	4,915	5,209
Intangible assets	34,681	28,998
Right-of-use assets	12,706	14,168
Deferred tax assets	1,666	1,767
Other non-current assets	6,010	5,762
Total non-current assets	59,978	55,904
Total assets	$163,458	$155,309
Liabilities and equity
Current liabilities
Accounts payable	$6,056	$5,220
Accrued expenses	16,718	13,217
Deferred contract revenue	10,040	5,732
Lease liabilities, current portion	2,609	2,190
Warrant obligations	1,504	444
Total current liabilities	36,927	26,803
Non-current liabilities
Borrowings	47,581	13,237
Lease liabilities, net of current portion	13,183	14,603
Defined benefit pension liabilities	4,409	3,839
Other non-current liabilities	671	337
Total non-current liabilities	65,844	32,016
Total liabilities	102,771	58,819
Equity
Share capital	4,188	4,188
Share premium	472,438	472,244
Treasury shares	(632)	(702)
Other reserves	84,790	61,037
Accumulated deficit	(500,097)	(440,277)
Total equity	60,687	96,490
Total liabilities and equity	$163,458	$155,309

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

	Nine months ended September 30,
	2025	2024
		(As Recast)[1]
Operating activities
Loss before tax	$(57,913)	$(46,728)
Adjustments for non-monetary items
Depreciation	2,949	3,439
Amortization	4,142	2,870
Finance expense (income), net	5,009	(2,333)
Fair value adjustments on warrant obligations	587	(266)
Expected credit loss allowance increase (reversal)	(7)	(252)
Share-based compensation	12,337	11,410
Movements in provisions and pensions	492	246
Research tax credit	(752)	(460)
Working capital changes
Decrease (increase) in accounts receivable	31	3,813
Decrease (increase) in prepaids and other assets	2,060	(420)
Decrease (increase) in inventory	(165)	48
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	3,678	(4,822)
Cash used in operating activities	(27,552)	(33,455)
Income tax paid	(205)	(374)
Net cash flows used in operating activities	(27,757)	(33,829)
Investing activities
Purchase of property and equipment	(236)	(187)
Acquisition of intangible assets	(223)	(195)
Capitalized development costs	(5,697)	(5,854)
Purchase of equity investments held at fair value	(493)	—
Interest received	1,482	2,741
Net cash flow used in investing activities	(5,167)	(3,495)
Financing activities
Proceeds from exercise of share options	199	370
Interest paid	(2,805)	(1,133)
Proceeds from borrowings, net of transaction costs	34,563	13,930
Payments of principal portion of lease liabilities	(1,395)	(2,142)
Net cash flow provided by financing activities	30,562	11,025
Increase (decrease) in cash and cash equivalents	(2,362)	(26,299)
Effect of exchange differences on cash balances	3,746	(1,165)
Cash and cash equivalents at beginning of the year	80,226	123,251
Cash and cash equivalents at end of the period	$81,610	$95,787
1 Refer to “Note 1—Change in accounting policies—Statement of Cash Flows - Interest Classification”, included as Exhibit 99.1 to the Report on Form 6-K to which this report is included as Exhibit 99.3, for details on change in accounting policy.

SOPHiA GENETICS SA
Reconciliation of IFRS Net Loss to Adjusted EBITDA
(Amounts in USD thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
IFRS loss for the period	$(20,021)	$(18,438)	$(59,820)	$(47,335)
Exclude the impact of:
Depreciation	$1,022	$1,152	$2,949	$3,439
Amortization	1,402	1,061	4,142	2,870
Interest income	(622)	(855)	(1,491)	(2,707)
Interest expense	1,663	588	2,881	1,232
Fair value adjustments on warrant obligations	607	(182)	587	(266)
Foreign exchange losses (gains), net	(131)	3,394	3,546	(655)
Income tax expense	642	130	1,907	607
Share-based compensation expense(1)(5)	4,146	3,613	12,337	11,410
Non-cash pension expense(2)	87	106	262	279
Transaction costs(6)	445	—	445	—
Litigation expenses(7)	605	—	605	—
Adjusted EBITDA	$(10,154)	$(9,431)	$(31,649)	$(31,126)

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
(Amounts in USD thousands, except for %)
(Unaudited)

	Three months ended September 30,					Nine months ended September 30,
	2025		2024		Growth	2025		2024	Growth
IFRS revenue	$19,462		$15,853		23%	$55,564		$47,440	17%
Current period constant currency impact	(698)	—	—	0		(863)	0	—
Constant currency revenue	$18,764		$15,853		18%	$54,701		$47,440	15%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenue	$19,462	$15,853	$55,564	$47,440
Cost of revenue	(6,555)	(5,199)	(18,179)	(15,605)
Gross profit	$12,907	$10,654	$37,385	$31,835
Amortization of capitalized research and development expenses(3)	1,329	942	3,927	2,463
Adjusted gross profit	$14,236	$11,596	$41,312	$34,298

Gross profit margin	66.3%	67.2%	67.3%	67.1%
Amortization of capitalized research and development expenses(3)	6.8%	5.9%	7.1%	5.2%
Adjusted gross profit margin	73.1%	73.1%	74.4%	72.3%
SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss for the Period
(Amounts in USD thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Operating loss	$(17,862)	$(15,363)	$(52,390)	$(49,124)
Amortization of capitalized research & development expenses(3)	1,329	942	3,927	2,463
Amortization of intangible assets(4)	73	119	215	407
Share-based compensation expense(1)(5)	4,146	3,613	12,337	11,411
Non-cash pension expense(2)	87	106	262	279
Transaction costs(6)	445	—	445	—
Litigation expenses(7)	605	—	605	—
Adjusted operating loss	$(11,176)	$(10,583)	$(34,598)	$(34,564)

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.
(2)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.
(3)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.
(4)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.
(5)Share-based compensation expense does not include social charges on equity-based compensation of $1.3 million and $(0.7) million for the three months ended September 30, 2025 and 2024, respectively, and $1.3 million and $(0.4) million for the nine months ended September 30, 2025 and 2024, respectively.
(6)Transaction costs consists of expenses incurred in connection with the Company’s shelf registration statement and the ATM program.
(7)Litigation expenses consists of expenses related to the company's defense of lawsuits filed by Guardant Health.